Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

March 26, 2020

Relating to the Preliminary Prospectus Supplement dated March 26, 2020 to the Prospectus dated April 1, 2019

Registration Statement No. 333-230666

Final Term Sheet

4.750% Senior Notes due 2030

Issuer:	The Interpublic Group of Companies, Inc.

Size:	$650,000,000

Title of Securities:	4.750% Senior Notes due 2030 (the “Notes”)

Maturity Date:	March 30, 2030

Coupon:	4.750%

Trade Date:	March 26, 2020

Settlement Date:	March 30, 2020 (T+2)

Price to Public:	99.418% of principal amount

Spread to Benchmark Treasury:	+400 basis points

Benchmark Treasury:	1.500% UST due February 15, 2030

Benchmark Treasury Price/Yield:	106-13 / 0.824%

Underwriting Discount:	0.650%

Net Proceeds (Before Expenses) to Issuer:	$641,992,000 (98.768%)

Optional Redemption:

The redemption price for the Notes we redeem prior to December 30, 2029 (three months prior to the maturity date of the Notes), will be equal to the greater of:

•  100% of the principal amount of the Notes to be redeemed; and

•  a “make-whole” amount, which will equal the sum of the present values of the Remaining Scheduled Payments (as defined in the Preliminary Prospectus Supplement) on the Notes discounted to the redemption date, on a semiannual basis, at a rate equal to the sum of the applicable Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 50 basis points, plus the accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, the Company may redeem, in whole or in part, the Notes at any time on or after December 30, 2029 (three months prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes, plus the accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	March 30 and September 30, beginning September 30, 2020

Record Dates:	March 15 and September 15

Expected Ratings*:	Baa2/Neg. (Moody’s) BBB/Neg. (S&P) BBB+/Neg. (Fitch)

CUSIP/ISIN:	460690 BR0 / US460690BR09

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BBVA Securities Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Wells Fargo Securities, LLC

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-800-624-1808.

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